Exhibit 99.135

NR: 21-17 | April 27, 2021

Skeena Intersects 45.76 g/t Au over 5.60 metres at Snip Gold Project

Vancouver, BC (April 27, 2021) Skeena Resources Limited (TSX: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to report diamond drill core results from the 2020-2021 campaign of exploration drilling at the Snip gold project (“Snip” or the “Project”) located in the Golden Triangle of British Columbia. The exploratory program was focused upon resource expansion and delineating additional mineralization in previously unexplored areas of the near mine environment. The surface-based program was comprised of ten drill holes totaling 5,366 metres. Reference images are presented at the end of this release as well as on the Company’s website.

Snip Drilling Highlights:

•	45.40 g/t Au over 0.50 m (S20-047)

•	45.76 g/t Au over 5.60 m (S20-049)

•	29.52 g/t Au over 4.03 m (S20-049)

•	37.78 g/t Au over 2.86 m (S20-049)

True widths range from 60-85% of reported core lengths. Length weighted Au composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au assays informing the length-weighted Au composites. Samples below detection limit were nulled to a value of zero.

Additional Mineralization Established Below Twin Zone

Situated in the footwall sediments below the Twin Zone, two new occurrences of high-grade, vein-hosted gold mineralization have been discovered during the 2020-2021 exploration program. Drill hole S20-049 intersected a previously unidentified zone averaging 29.52 g/t Au over 4.03 m including 65.60 g/t Au over 1.14 m and 31.10 g/t Au over 1.03 m. The second zone occurs 20 m further downhole averaging 37.78 g/t Au over 2.86 m including 29.60 g/t Au over 1.32 m and 44.80 g/t Au over 1.54 m. These new intercepts occur in an area devoid of previous drilling and are open for expansion. The same drill hole also predictably intersected the known Twin Zone mineralization which graded 45.76 g/t Au over 5.60 m including 41.80 g/t Au over 0.90 m and 177.00 g/t Au over 1.16 m.

New Mineralization Discovered Below Current Resources

Exploratory drill hole S21-054 has intersected two new occurrences of footwall vein mineralization 530 m vertically below surface and 250 m downdip of existing resources averaging 5.82 g/t Au over 2.00 m and 12.40 g/t Au over 1.20 m. Due to the absence of any previous drilling in this new area, this discovery opens an entire area for potential resource expansion.

About Skeena

Skeena Resources Limited is a Canadian mining exploration company focused on revitalizing the past-producing Eskay Creek gold-silver mine located in Tahltan Territory in the Golden Triangle of northwest British Columbia, Canada. The Company released a robust Preliminary Economic Assessment in late 2019 and is currently focused on infill and exploration drilling to advance Eskay Creek to full Feasibility by Q1 2022. Additionally, Skeena continues exploration programs at the past-producing Snip gold mine.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Contact Information

Investor Inquiries: info@skeenaresources.com

Office Phone: +1 604 684 8725

Company Website: www.skeenaresources.com

Qualified Persons

Exploration activities at Snip are administered on site by the Company’s Exploration Managers, Raegan Markel, P.Geo. and John Tyler, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting the exploration activities on its projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1 kg is pulverized. Analysis for gold is by 50 g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100 ppm are re-analyzed using a 50 g fire assay fusion with gravimetric finish. Analysis for silver is by 50 g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000 ppm. Samples with silver assays greater than 10,000 ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-element geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations.

Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither the Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Snip 2020-2021 Drilling Campaign; Length-Weighted Drill Hole Gold Composites:

Hole-ID	From (m)	To (m)	Core Length (m)	Au (g/t)
S20-045				ABANDONED
S20-046	265.90	267.07	1.17	1.04
S20-047	153.50	154.40	0.90	3.52
S20-047	190.70	191.20	0.50	45.40
S20-048	206.50	208.00	1.50	5.10
S20-049	214.74	220.34	5.60	45.76
Including	214.74	215.64	0.90	41.80
and	219.18	220.34	1.16	177.00
S20-049	277.00	281.03	4.03	29.52
Including	277.86	279.00	1.14	65.60
and	280.00	281.03	1.03	31.10
S20-049	299.00	301.86	2.86	37.78
Including	299.00	300.32	1.32	29.60
and	300.32	301.86	1.54	44.80
S20-049	363.00	364.00	1.00	3.27
S20-049	476.06	477.30	1.24	2.06
S20-050	44.35	45.25	0.90	8.03
S20-050	336.00	337.50	1.50	4.56
S20-051	493.15	493.65	0.50	2.31
S20-052	426.25	427.25	1.00	14.65
S20-052	452.25	452.75	0.50	2.89
S20-052	593.50	595.00	1.50	6.46
S20-053	349.00	350.50	1.50	2.36
S20-053	395.00	397.00	2.00	6.18
S20-053	399.00	400.00	1.00	3.55
S20-053	428.85	429.40	0.55	14.10
S20-053	434.05	435.50	1.45	2.09
S20-053	437.00	438.50	1.50	2.49
S20-053	502.28	504.17	1.89	9.99
Including	502.28	503.00	0.72	22.10
S20-053	556.50	557.50	1.00	23.60
S20-053	564.00	565.50	1.50	4.01
S21-054	463.26	465.50	2.24	2.84
S21-054	467.13	467.89	0.76	17.10
S21-054	477.00	479.70	2.70	1.79
S21-054	539.00	540.00	1.00	2.80
S21-054	631.00	633.00	2.00	5.82
S21-054	659.30	660.50	1.20	12.40

True widths range from 60-85% of reported core lengths. Length weighted Au composites are constrained by geological considerations. Grade-capping of individual assays has not been applied to the Au assays informing the length-weighted Au composites. Samples below detection limit were nulled to a value of zero.

Table 2: Mine Grid Drill Hole Locations and Orientations:

Hole-ID	Easting (m)	Northing (m)	Elevation (m)	Length (m)	Azimuth (°)	Dip (°)
S20-045	4212.0	1971.8	282.0	36.0	0.0	-75.0
S20-046	4212.0	1971.8	282.0	347.0	0.0	-60.0
S20-047	4212.0	1971.8	282.0	341.0	0.0	-45.0
S20-048	4212.0	1971.8	278.0	398.0	0.0	-75.0
S20-049	4633.4	1880.6	521.0	519.0	0.0	-60.0
S20-050	4633.4	1880.6	521.0	555.0	0.0	-45.0
S20-051	4852.3	1783.2	724.0	852.0	0.0	-70.0
S20-052	4852.3	1783.2	724.0	777.0	0.0	-47.0
S20-053	4852.3	1783.2	724.0	717.0	0.0	-53.0
S21-054	4852.0	1783.0	724.0	824.0	340.0	-65.0

SNIP PROJECT
SECTION LOCATION MAP
APRIL 2021
2020 AU RESOURCES
(PROJECTED TO SURFACE)
HISTORIC UNDERGROUND MINE DEVELOPMENT
FOOTWALL ZONES
S20-048
S20-047
S20-046
S20-045
TWIN ZONES
S20-050
S20-049
TWIN ZONES
VERTICAL SECTION 4630E
S20-053
S21-054
S20-052
S20-051
0
100
200
300
400
500 Meters

SNIP PROJECT
TWIN AND FOOTWALL ZONES
VERTICAL SECTION 4630E
15 METRE SECTION ENVELOPE
LOOKING MINE GRID WEST
HISTORIC UNDERGROUND MINE DEVELOPMENT
2020 AU RESOURCES
2020-2021 SKEENA DRILL INTERCEPT (G/T AU / METRES)
HISTORIC DRILL INTERCEPT (G/T AU / METRES)
TWIN ZONE
FOOTWALL VEINS
UNEXPLORED
UNEXPLORED
400 mASL
300 mASL
S20-049: 45.76 g/t Au over 5.60 metres
S20-049: 29.52 g/t Au over 4.03 metres
S20-049: 37.78 g/t Au over 2.86 metres
23.55/3.00
13.64/2.00
13.10/1.00
5.72/1.00
36.54/3.00
19.65/3.00
5.59/2.00
4.99/2.00
4.47/1.00
8.90/1.50
10.60/1.00
5.77/1.00
50.33/5.00
88.81/2.00
29.20/1.00
18.45/1.00
4.09/1.00
13.12/5.00
10.02/2.00
15.79/4.00
7.70/1.00
10.89/1.00
16.51/1.00
5.25/1.00
21.04/1.00
300 METRES
400 mE
500 mE
600 mE
700 mE